FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2017
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 08 March 2017
Exhibit No. 2	Morgan Stanley European Financials Conference dated 21 March 2017
Exhibit No. 3	Total Voting Rights dated 31 March 2017

Exhibit No. 1

8 March 2017
The Royal Bank of Scotland Group plc
Legal Entity Identifier: 2138005O9XJIJN4JPN90

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

1.   The Royal Bank of Scotland Group plc (the "Company") announces that conditional deferred awards over ordinary shares of £1 each in the Company ("Shares") (ISIN: GB00B7T77214) vested on 7 March 2017 to the PDMRs set out below. The conditional deferred awards were granted under the RBS 2010 Deferral Plan in March 2014 and the RBS 2014 Employee Share Plan in March 2015. The number of Shares withheld to meet associated tax liabilities arising on vesting and the number of vested Shares retained by each PDMR is set out below:-

Name of PDMR	Position of PDMR	No. of Shares vested	No. of Shares withheld to satisfy associated tax liability	No. of vested Shares retained
Mark Bailie	Chief Operating Officer	326,139	153,286	172,853
Chris Marks	CEO, NatWest Markets	326,139	153,286	172,853
Alison Rose	CEO, Commercial & Private Banking	66,733	31,365	35,368

The above transactions took place outside of a trading venue.  The market price used to determine the number of Shares withheld to meet associated tax liabilities was £2.389. Shares retained after payment of associated tax liabilities are subject to a six month retention period from vesting and are held in the Computershare Retained Shares Nominee account.

2.   The Company announces that conditional long term incentive awards over Shares vested on 7 March 2017 to the PDMRs set out below.  The conditional long term incentive awards were granted under the RBS 2010 Long Term Incentive Plan in March 2014 (or as otherwise stated).  The number of Shares withheld to meet associated tax liabilities arising on vesting and the number of vested Shares retained by each PDMR is set out below:-

Name of PDMR	Position of PDMR	No. of Shares vested	No. of Shares withheld to satisfy associated tax liability	No. of Shares retained
Elaine Arden	Chief HR Officer	137,279	64,522	72,757
Mark Bailie	Chief Operating Officer	45,760	21,508	24,252
Chris Marks	CEO, NatWest Markets	45,760	21,508	24,252
Leslie Matheson	CEO, Personal & Business Banking	152,533	71,691	80,842
Ross McEwan	Chief Executive	512,509	240,880	271,629
Simon McNamara	Chief Administrative Officer	266,932	125,459	141,473
Alison Rose	CEO, Commercial & Private Banking	144,906	68,106	76,800
David Stephen	Chief Risk Officer	183,039	86,029	97,010
Ewen Stevenson1	Chief Financial Officer	288,257	135,481	152,776

1 Granted and announced on 19 May 2014.

The above transactions took place outside of a trading venue.  The market price used to determine the number of Shares withheld to meet associated tax liabilities was £2.389. Shares retained after payment of associated tax liabilities are subject to a six month retention period from vesting and are held in the Computershare Retained Shares Nominee account.

3.   The Company announces that conditional long term incentive awards over Shares have been granted on 7 March 2017 under the RBS 2014 Employee Share Plan to the PDMRs set out below.  The awards are eligible to vest between years 2020 and 2024 (or as otherwise stated), subject to the achievement of performance conditions. Malus provisions will apply up until vest and clawback provisions will apply for a period of seven years from the date of grant, extended to ten years if events are under investigation at the end of the seven year period.

Name of PDMR	Position of PDMR	Maximum no. of Shares eligible to vest
Mark Bailie	Chief Operating Officer	900,920
Chris Marks	CEO, NatWest Markets	900,920
Leslie Matheson	CEO, Personal & Business Banking	517,770
Ross McEwan2	Chief Executive	1,188,800
Simon McNamara	Chief Administrative Officer	497,060
Alison Rose	CEO, Commercial & Private Banking	745,589
David Stephen	Chief Risk Officer	579,903
Ewen Stevenson2	Chief Financial Officer	954,768
David Wheldon	Chief Marketing Officer	310,662

2 Awards for Mr McEwan and Mr Stevenson are eligible to vest between 2021 and 2024.

The above transactions took place outside of a trading venue.  The market price per Share used on the grant of the above awards was £2.4142. Vested Shares retained after payment of associated tax liabilities will be subject to a six month retention period.

4.  The Company announces that it was notified on 3 March 2017 that Elaine Arden, Chief HR Officer, sold 70,082 Shares on that date at a price of £2.44 per Share. The transactions took place on the London Stock Exchange (XLON).

Person responsible for making notification:-
Aileen Taylor, Company Secretary

For further information contact:-

RBS Investor Relations
Alexander Holcroft
Head of Equity Investor Relations
+44 20 7672 1758

RBS Media Relations
+44(0)131 523 4205

Exhibit No. 2

The Royal Bank of Scotland Group plc "RBS" - Morgan Stanley European Financials Conference

Ross McEwan, RBS CEO, will participate in a fireside chat at the Morgan Stanley European Financials Conference in London on Tuesday 21st March 2017 at 09:40am (GMT).  A live audio webcast will be available on our website www.rbs.com/ir.

For further information:

Investor Relations
Matt Waymark
Head of Investor Relations
+44 (0) 20 7672 1758

If you would like a copy of this presentation in a different format (eg. large print, audio or braille) please contact the Investor Relations team on +44 20 7672 1758 or investor.relations@rbs.com.

LEI: 2138005O9XJIJN4JPN90

Exhibit No. 3

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure Guidance and Transparency Rules

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 31 March 2017:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 March 2017
Ordinary shares of £1	11,842,371,071	4	47,369,484,284
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	11,843,271,071		47,373,084,284

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 31 March 2017

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary